REUTERS

                                                      INTERNATIONAL NEWS RELEASE

--------------------------------------------------------------------------------

                                                               REUTERS GROUP PLC

                                                               INTERIM STATEMENT

                                           For the six months ended 30 June 1999

















                                                               REUTERS GROUP PLC
                                                                 85 FLEET STREET
                                                                 LONDON EC4P 4AJ
                                                             TEL:  0171 250 1122
                                                                REG. NO. 3296375

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


CONTENTS



Highlights of the Interim Results                                              2
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Summary of Results                                                             3
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Statement                                                                      4
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Revenue Analysis -- six months to 30 June 1999                                 6
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Revenue Analysis -- second quarter 1999                                        7
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Review of Interim Results                                                      8
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Consolidated Profit and Loss Account                                          21
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Consolidated Statement of Total Recognised Gains and Losses                   22
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Consolidated Cash Flow Statement                                              23
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Reconciliation of Net Cash Flow to Movement in Net Funds                      24
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Net Cash Inflow from Operating Activities                                     25
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Consolidated Balance Sheet                                                    26
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Reconciliation of Movement in Shareholders' Funds                             27
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Notes to Unaudited Interim Results                                            28
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Cautionary Statements                                                         34
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General Statistics                                                            37
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                                                                               1

REUTERS GROUP PLC
HIGHLIGHTS OF THE INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 1999




20 July 1999                                                           No. 18/99


o    Revenue up 8% (up 5% ex-currency).

o    Operating profit stable (up 3% ex-currency).

o Pre-tax profit of (pound)300 million (US$474 million) up 2% (up 5% ex-currency).

o For those who track Reuters performance on a pre-goodwill basis, pre-tax profit excluding goodwill up 2% to (pound)326 million.

o Earnings per ordinary share up 8% to 14.3p (earnings per American Depositary Share (ADS) up 8% to US$1.36).

o For those who track Reuters performance on a pre-goodwill basis, earnings per ordinary share excluding goodwill up 8% to 16.2p.

o    Interim dividend up 7% to 3.65p.

SUMMARY OF RESULTS

The following is a summary of the unaudited results of Reuters Group PLC (NASDAQ symbol: RTRSY) for the six months to 30 June 1999:


                      SIX MONTHS TO           % CHANGE           SIX MONTHS TO
                         30 JUNE         ACTUAL     COMPARABLE       30 JUNE
                     1999    1998       RATES OF    RATES OF      1999   1998
                  (POUND)M  (POUND)M    EXCHANGE    EXCHANGE      US$M   US$M
--------------------------------------------------------------------------------
Revenue              1,562  1,453           8%          5%        2,469  2,295
--------------------------------------------------------------------------------
Operating costs      1,284  1,175           9%          6%        2,030  1,856
--------------------------------------------------------------------------------
Operating profit       278    278           0%          3%          439    439
--------------------------------------------------------------------------------
Operating margin     17.8%  19.1%                                  17.8%  19.1%
--------------------------------------------------------------------------------
Net interest
(payable)/receivable    (6)    11           -           -            (9)    17
--------------------------------------------------------------------------------
Profit before taxation 300    294           2%          5%          474    464
--------------------------------------------------------------------------------
Tax rate on profit
before goodwill        30%    31%                                    30%    31%
--------------------------------------------------------------------------------
Earnings per
ordinary share       14.3p  13.3p           8%                     14.3p  13.3p
--------------------------------------------------------------------------------
Earnings per ADS     $1.36  $1.26           8%                    $1.36  $1.26
--------------------------------------------------------------------------------
Dividend per
ordinary share:
Interim              3.65p   3.4p           7%                     3.65p   3.4p
--------------------------------------------------------------------------------
Number of ordinary
shares ranking for
dividend (millions)  1,413  1,409                                 1,413  1,409
--------------------------------------------------------------------------------

Notes:

o This summary is taken from, and should be read in conjunction with, the full attached statement and notes.

o The interim dividend is payable on 7 September 1999 to ordinary shareholders on the register at 6 August 1999 and on 13 September 1999 to ADS holders on the register at 6 August 1999.

o For convenience the US dollar equivalents for both years have been converted throughout this news release at US$1.58 = (pound)1, a rate prevailing on 30 June 1999.

STATEMENT



Revenue for the first half of the year rose by 8% at actual exchange rates to (pound)1,562 million (US$2,469 million) and by 5% at comparable rates. Earnings per share (EPS) grew by 8% to 14.3p after goodwill amortisation, and to 16.2p before goodwill amortisation. The interim dividend of 3.65p rose 7% from 3.4p last year.

Profit before tax (PBT) rose 2% to (pound)300 million (US$474 million) after goodwill amortisation, aided by profit from the Greenhouse Fund of (pound)29 million (US$45 million). This fund holds 25 investments, mainly in internet-related companies, 10 of which have been made this year. PBT growth was reduced by the loss of interest income, following the return of capital made last year. Interest paid of (pound)6 million (US$9 million) this year contrasts with interest received of (pound)11 million (US$17 million) in the first half of 1998. The tax rate was slightly lower, in line with the lower UK tax rates.

Operating profit at (pound)278 million (US$439 million) was flat at actual rates but grew by 3% at comparable rates. Growth was held back by lower net currency gains of (pound)3 million (US$5 million) down from (pound)22 million (US$34 million), and higher investment at Instinet and the Reuters Trading Systems division. This reduced operating margin to 17.8% from 19.1%.

Trading conditions in the first half were more difficult, particularly in foreign exchange markets. Net new order levels consequently remained at lower levels than in the same period last year. However, the new divisional structure is already starting to deliver the expected benefits of cost containment.

Revenue for Reuters Information (RI) which represented 52% of the Group's revenue was (pound)808 million (US$1,277 million), up 7%, or 5% at comparable rates. Contribution was (pound)114 million (US$180 million), up 24%. The margin rose to 14% from 12% for the same period last year reflecting the strong focus on cost containment. Revenue growth was affected by the weakness of the foreign exchange markets and the continuing difficult business climate in Asia, offset by growth in equities and fixed income markets. The 3000 product continued to sell well with sold accesses reaching 74,700. The next generation Reuters 3000 Xtra product is being introduced currently. Reuters Plus, the US domestic equities service, has performed well with sales reaching 37,500 accesses and there has been significant year on year growth in off-trading floor products with installed accesses up from 72,000 to 98,000.

Revenue for Reuters Trading Systems (RTS) which represented 24% of the Group's revenue was (pound)379 million (US$599 million), down 1%, or 3% at comparable rates. Contribution was (pound)117 million (US$185 million), down 13%. The revenue decline reflects a 10% fall, at comparable rates, in revenue for Money Transaction Systems (MTS), which comprises Reuters foreign exchange dealing and matching services, Dealing 2000-1 and Dealing 2000-2. The number of Dealing 2000-1 accesses fell by 1,000 to 23,000 in the first six months of this year. This service is being affected by the introduction of the euro, difficulties in emerging markets and by banking consolidation. Revenue growth in the rest of the RTS business, including Risk Management and Financial Enterprise Systems, was up 9% to (pound)179 million (US$283 million). The RTS margin fell to 31% from 35%, due in part to an increase in costs of 6%, which reflected a build-up in resources at TIBCO Finance and investment in Securities Transaction Systems.

TIBCO Software Inc., which supplies software to non-financial markets, recently completed an Initial Public Offering (IPO) and is now quoted on NASDAQ. Reuters retains a 63% stake in the company on an undiluted basis.

Instinet's performance continued to benefit from good growth in equities markets. Revenue grew by 23% to (pound)255 million (US$403 million) with growth of 19% in the US and 38% in the International business. Margins at 31% were down from 36% due to increased investment in new business development activity which includes investment in the new Fixed Income product, currently expected to be launched later this year. Instinet has also made investments in Tradepoint, the London-based electronic stock exchange, and W.R. Hambrecht, an entrepreneurial investment bank, and is considering the possibility of developing services for the retail market.

Revenue for the Corporate and Media Information Group (CMIG) was (pound)105 million (US$167 million), up 4% at actual rates and 2% at comparable rates. The loss of (pound)6 million (US$ 9 million) was reduced from a loss of (pound)20 million (US$30 million) last year. With effect from 1 July 1999 CMIG became part of the recently announced Ventures Division, which comprises the traditional news and television agency business, new media services supplied to Internet websites, the Greenhouse Fund and other new business developments. It will also have responsibility for the relationship with Dow Jones Reuters Business Interactive LLC, the joint venture that as of 1 July 1999 combines Reuters Business Briefing (RBB) and Dow Jones Interactive. RBB had revenue of (pound)31 million (US$49 million) in the first half, up 24% at actual rates, and 22% at comparable rates. On a proforma basis, reflecting the new joint venture between Reuters and Dow Jones, Reuters Ventures would have made a contribution loss of (pound)5 million (US$8 million).

Chief Executive, Peter Job, said: "Challenging conditions are pushing down our revenue growth rate but we are investing in several good opportunities being created by the fast pace of change in financial markets. I'm looking for improvement in profit growth during the second half of the year.

"The Internet is opening up big new market segments with a lower price tag and much lower delivery costs. We are reaping benefits in terms of marketing insights as well as hard cash from having started investing in Internet companies five years ago. Our early decision to put news and pictures on the Web has enabled us to build an audience of many millions on most of the popular sites.

"The US$2 billion flotation of TIBCO Software, which we set up for the Internet two years ago, is a great endorsement of our Internet strategy thus far."



END

This news release may be deemed to include forward-looking statements within the meaning of the US securities laws. For a discussion of factors that could affect future results, reference should be made to the Cautionary Statements included on pages 34 to 36 and to the Business risks from Year 2000 issues included on pages 19 to 20 of this International News Release.

Copies of this news release will be available to the public at Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ and on the World Wide Web at http://www.reuters.com

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE TRADEMARKS OF THE REUTERS GROUP OF COMPANIES.

REVENUE ANALYSIS - SIX MONTHS TO 30 JUNE 1999

                            SIX MONTHS TO             % CHANGE        SIX MONTHS TO        YEAR TO
                                30 JUNE          ACTUAL   COMPARABLE      30 JUNE        31 DECEMBER
                             1999   1998        RATES OF   RATES OF   1999     1998     1998      1998
                         (POUND)M  (POUND)M     EXCHANGE   EXCHANGE   US$M     US$M    (POUND)M   US$M
-------------------------------------------------------------------------------------------------------
REVENUE ANALYSIS
BY DIVISION
-------------------------------------------------------------------------------------------------------
Reuters
Information                  808       754         7%         5%     1,277     1,192    1,531    2,419
-------------------------------------------------------------------------------------------------------
Reuters Trading
Systems                      379       381        (1%)       (3%)      599       602      827    1,307
-------------------------------------------------------------------------------------------------------
Instinet                     255       208        23%        20%       403       328      446      704
-------------------------------------------------------------------------------------------------------
Corporate/Media              105       101         4%         2%       167       160      208      328
-------------------------------------------------------------------------------------------------------
TIBCO Software                21        14        57%        53%        33        21       35       56
-------------------------------------------------------------------------------------------------------
Intra group revenue           (6)       (5)                            (10)       (8)     (15)     (23)
-------------------------------------------------------------------------------------------------------
Total                      1,562     1,453         8%         5%     2,469     2,295    3,032    4,791
-------------------------------------------------------------------------------------------------------

REVENUE ANALYSIS
BY GEOGRAPHY
-------------------------------------------------------------------------------------------------------
Europe, Middle
East and Africa              781       756         3%         2%     1,235     1,196    1,556    2,459
-------------------------------------------------------------------------------------------------------
Asia/Pacific                 237       232         2%        (2%)      375       366      466      736
-------------------------------------------------------------------------------------------------------
The Americas                 248       225        11%         8%       392       354      464      733
-------------------------------------------------------------------------------------------------------
Instinet                     255       208        23%        20%       403       328      446      704
-------------------------------------------------------------------------------------------------------
TIBCO (Note 1)                41        32        25%        22%        64        51      100      159
-------------------------------------------------------------------------------------------------------
Total                      1,562     1,453         8%         5%     2,469     2,295    3,032    4,791
-------------------------------------------------------------------------------------------------------

REVENUE ANALYSIS
BY TYPE
-------------------------------------------------------------------------------------------------------
Recurring                  1,167     1,091         7%         5%     1,846     1,724    2,170    3,429
-------------------------------------------------------------------------------------------------------
Usage                        305       273        11%        10%       481       431      621      981
-------------------------------------------------------------------------------------------------------
Outright                      90        89         1%         0%       142       140      241      381
-------------------------------------------------------------------------------------------------------
Total                      1,562     1,453         8%         5%     2,469     2,295    3,032    4,791
-------------------------------------------------------------------------------------------------------

Note 1: TIBCO comprises the results of TIBCO Finance, which forms part of Reuters Trading Systems division, and TIBCO Software.

REVENUE ANALYSIS - SECOND QUARTER 1999

                          SIX MONTHS TO         % CHANGE        THREE MONTHS TO
                             30 JUNE        ACTUAL   COMPARABLE       30 JUNE
                           1999    1998     RATES OF  RATES OF      1999   1998
                        (POUND)M  (POUND)M  EXCHANGE  EXCHANGE      US$M   US$M
--------------------------------------------------------------------------------
REVENUE ANALYSIS
BY DIVISION
--------------------------------------------------------------------------------
Reuters Information         403      378        6%        4%        636     599
--------------------------------------------------------------------------------
Reuters Trading
Systems                     194      197       (1%)      (3%)       307     311
--------------------------------------------------------------------------------
Instinet                    130      107       23%       20%        205     167
--------------------------------------------------------------------------------
Corporate/Media              53       51        4%        2%         84      81
--------------------------------------------------------------------------------
TIBCO Software               13        7      100%       94%         21      11
--------------------------------------------------------------------------------
Intra-group revenue          (2)      (2)                            (3)     (3)
--------------------------------------------------------------------------------
Total                       791      738        7%        5%      1,250   1,166
--------------------------------------------------------------------------------

REVENUE ANALYSIS
BY GEOGRAPHY
--------------------------------------------------------------------------------
Europe, Middle
East and Africa             388      384        1%        1%        615     609
--------------------------------------------------------------------------------
Asia/Pacific                118      117        2%       (3%)       188     185
--------------------------------------------------------------------------------
The Americas                129      115       13%       10%        203     179
--------------------------------------------------------------------------------
Instinet                    130      107       23%       20%        205     168
--------------------------------------------------------------------------------
TIBCO (Note 1)               26       15       56%       54%         39      25
--------------------------------------------------------------------------------
Total                       791      738        7%        5%      1,250   1,166
--------------------------------------------------------------------------------

REVENUE ANALYSIS
BY TYPE
--------------------------------------------------------------------------------
Recurring                   579      541        7%        5%        915     855
-------------------------------------------------------------------------------
Usage                       156      145        8%        6%        247     229
--------------------------------------------------------------------------------
Outright                     56       52        7%        7%         88      82
--------------------------------------------------------------------------------
Total                       791      738        7%        5%      1,250   1,166
--------------------------------------------------------------------------------

Note 1: TIBCO comprises the results of TIBCO Finance, which forms part of Reuters Trading Systems division, and TIBCO Software.

REVIEW OF INTERIM RESULTS

The following review has been prepared in accordance with both the recommendations of the UK Accounting Standards Board in their statement entitled 'Operating and Financial Review', and the US requirement for a 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under "Cautionary Statements" on pages 34 to 36 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

FINANCIAL SUMMARY

Revenue increased 8% at actual rates to (pound)1,562 million in the first half of 1999. At comparable rates revenue grew 5% compared with growth in the first half of 1998 of 8%.

Second quarter revenue grew 7% at actual rates and 5% at comparable rates.

Total costs grew 9% at actual rates in the first half of 1999, and 6% at comparable rates.

Operating profit was stable at (pound)278 million, reflecting a fall in net currency gains to (pound)3 million from (pound)22 million in the first half of 1998. At comparable rates, operating profit grew 3%.

                             FIRST HALF 1999 GROWTH

                      GROWTH AT ACTUAL RATES   GROWTH AT COMPARABLE RATES
                      ----------------------   --------------------------
     Revenue                     8%                        5%
     Costs                       9%                        6%
     Operating profit            0%                        3%

Millennium programme costs in respect of incremental external effort amounted to (pound)10 million in the first half of 1999 compared with (pound)11 million in 1998. Further incremental costs of (pound)13 million (1998: (pound)20 million) are estimated to be incurred in the second half of the year principally in relation to testing and continuity planning.

Earnings before interest, tax, depreciation and amortisation (EBITDA) fell 1% at actual rates to (pound)462 million, and was stable at comparable rates.

Profit on disposal of fixed asset investments was (pound)29 million. This reflected the sale of a number of investments in high technology companies held in the Reuters Greenhouse Fund.

Net interest payable was (pound)6 million compared with net interest receivable of (pound)11 million in the first half of 1998. This reflects the return of (pound)1.5 billion of cash to shareholders in February 1998.

Profit before tax increased 2% to (pound)300 million at actual rates and 5% at comparable rates.

The tax charge for the first half of 1999 is based on an estimated tax rate of 30% on profit before goodwill amortisation compared with a rate of 31% in 1998 and the UK corporate tax rate of 30.25% for 1999.

As a result earnings per share increased 8% in the first half of 1999 to 14.3p from 13.3p in the first half of 1998.

Free cash flow per share was 16.6p, up 22% from 13.6p in the first half of 1998.

Investment in the business continued with (pound)104 million of fixed asset additions, (pound)96 million of development expenditure and (pound)8 million of acquisitions and investments net of disposal proceeds. The impact of acquisitions and disposals was not material to group revenue and operating profit growth.

The interim dividend per share has been increased by 7% to 3.65p. Dividend cover decreased to 3.9 in the first half of 1999 from 4.1 in the first half of 1998.

COMPANY STRUCTURE

Following the company reorganisation, Reuters is now managed on a divisional basis. In the first six months of 1999, the divisions comprised Reuters Information, Reuters Trading Systems, Instinet and the Corporate/Media Information Group and segmental disclosures reflect this new structure.

TIBCO Software completed an Initial Public Offering on 14 July 1999, generating net proceeds of US$127 million. Reuters did not sell any of its shares in the offering.

Reuters retains a holding of 63% in TIBCO Software on an undiluted basis. Reuters voting rights are restricted to a maximum of 49% and accordingly TIBCO Software will now be treated as an associate company in the results of the group.

With effect from 1 July 1999 Reuters Business Briefing was transferred into a new joint venture company, Dow Jones Reuters Business Interactive ('DJRBI'). The remaining wholly owned Corporate /Media Information businesses will form part of the new Reuters Ventures division, which will also be responsible for managing Reuters investment in DJRBI and the Greenhouse Fund.

REUTERS INFORMATION
------------------------------------------------------------------
                           6 Months to
                             30 June                % Change
                         1999       1998       Actual   Comparable
                      (pound)m    (pound)m      Rates      Rates
------------------------------------------------------------------
Revenue                  808         754          7%         5%
Costs                   (694)       (662)         5%         3%
------------------------------------------------------------------
Contribution             114          92         24%        16%
------------------------------------------------------------------
Margin                    14%         12%
------------------------------------------------------------------

Reuters Information (RI) contribution for the first half of 1999 grew 16% at comparable rates. Contribution margin increased from 12% to 14%.

Revenue growth at actual rates was 7%, or 5% at comparable rates. Excluding the impact of acquisitions, underlying revenue growth was 4% at comparable rates.

Shrinkage in the foreign exchange market which generates one third of the division's revenue, was offset by growth in the equities, fixed income, and commodities/ energy markets.

Early action to contain costs in the new division also improved profit and margin.

Reuters Information is responsible for all financial information products. Its aim is to produce, for financial professionals and their clients, its own differentiated content and features while aggregating key third party products in a convenient way.

---------------------------------------------------------------
                         6 Months to
                             30 June            % Change
                         1999      1998     Actual   Comparable
                      (pound)m   (pound)m   Rates      Rates
---------------------------------------------------------------
RI REVENUE
Europe, Middle
East & Africa            490        457       7%          6%
Asia/Pacific             148        143       4%         (1%)
The Americas             170        154      10%          8%
---------------------------------------------------------------
                         808        754       7%          5%
---------------------------------------------------------------

ACCESSES (000)
3000                      56         38      48%
OTF/OIS                   98         72      35%
Other                    323        308       5%
---------------------------------------------------------------
Total                    477        418      14%

REVENUE PER
ACCESS ((POUND)000)      1.8        1.9      (7%)        (9%)
---------------------------------------------------------------

The regional picture was mixed. At comparable rates Asian revenues fell slightly while revenues in Europe grew 6%, reflecting double digit growth in Germany offset by low single digit growth in the UK and Ireland. Revenue growth at comparable rates in the Americas of 8% included the impact of the acquisition of Lipper Analytical Services in July 1998. Excluding this, underlying revenue growth was 3%.

The new Reuters 3000 Xtra flagship product was launched in the second quarter, and sales are expected to come fully on stream after customers emerge from their millennium programmes early next year. Good growth continued in Internet delivered products for users outside the trading room.

Accesses grew 14% year on year to 477,000 at 30 June 1999. Installed 3000 accesses increased from 48,000 at the end of 1998 to 56,000 at 30 June 1999. Approximately 30% of 3000 installations at 30 June 1999 related to new users, of which over 2,200 were installed during 1999.

There were 98,000 installed Off-Trading Floor (OTF) and Online Investor Services
(OIS) accesses at 30 June 1999. OTF products are aimed at users of financial information outside the dealing room while OIS products provide clients with online information for their own customer bases.

Revenue per access declined 9% at comparable rates, principally reflecting the increased proportion of lower priced OTF products.

RI's cost base represents over half of the group's total costs.

--------------------------------------------------------------------
COSTS BY FUNCTION - RI
                           6 Months to
                             30 June                 % Change
                         1999       1998        Actual    Comparable
                      (pound)m     (pound)m     Rates        Rates
--------------------------------------------------------------------
Production and
communication             476        446          7%           5%

Selling and
marketing                 101         98          2%           1%

Support services
and administration        117        118         (1%)         (2%)
--------------------------------------------------------------------
TOTAL                     694        662          5%           3%
--------------------------------------------------------------------
Headcount               9,188      9,084          1%
--------------------------------------------------------------------

Cost growth was 5% at actual rates and 3% at comparable rates. Excluding the impact of acquisitions, underlying costs increased by 1% at comparable rates.

Production and communication costs increased by 5% at comparable rates. This was largely due to growth in recoverable exchange fees on equity products and growing demand for specialist data, offset by a decline in development costs, reflecting initiatives to rationalise and improve the efficiency of central development groups.

Selling and marketing costs increased 1% at comparable rates.

Support services and administration costs declined 2% at comparable rates reflecting the benefit of streamlining activities in the UK and Ireland.

Headcount grew by 1%, but fell by 2% excluding the impact of acquisitions.

REUTERS TRADING
SYSTEMS
--------------------------------------------------------------
                     6 Months to
                       30 June                 % Change
                  1999        1998        Actual    Comparable
                (pound)m    (pound)m      Rates       Rates
--------------------------------------------------------------
REVENUE            379         381          (1%)        (3%)

Costs             (262)       (246)          6%          4%
--------------------------------------------------------------
CONTRIBUTION       117         135         (13%)       (16%)
--------------------------------------------------------------
Margin              31%         35%
--------------------------------------------------------------

Revenue declined 1% at actual rates and 3% at comparable rates in the first half of 1999. Excluding the impact of acquisitions and disposals, revenue increased by 1% at actual rates but declined 2% at comparable rates.

Costs grew 4% at comparable rates reflecting increased investment in product development and sales support functions at TIBCO Finance and investment in the Securities Transaction Systems business. These investments, together with a decline in Dealing revenues, led to the fall in margin and contribution.

The primary objective of Reuters Trading Systems (RTS) is to supply customers with an open framework for their business processes, enabling an improved information and transaction flow, as well as cost efficiencies and economies of scale. Through a combination of product offerings RTS aims to deliver integrated and seamless business solutions on a global basis.

The RTS product range offers clients the means to:

o converse and transact with trading partners in the money and foreign exchange markets (Dealing)

o integrate and analyse data from a variety of sources in the trading room and elsewhere (Financial Enterprise Systems)

o    control exposure to risk (Risk Management Systems)

o    manage order flows in the securities markets (Securities Transaction
     Systems)

o provide Internet-based online trading and information services to the client's own customer base (e-commerce solutions).

-------------------------------------------------------------------
                            6 Months to
                              30 June                % Change
                           1999     1998        Actual   Comparable
                        (pound)m   (pound)m     Rates      Rates
-------------------------------------------------------------------
RTS REVENUE BY
PRODUCT:

Dealing                    200       217          (8%)       (10%)

Financial
Enterprise
Systems                    122       115           5%          3%

Risk
Management
Systems                     44        33          35%         31%

Other                       13         9          51%         46%

Reuters Voice
Systems*                    --         7          --          --
-------------------------------------------------------------------
                           379       381          (1%)        (3%)
-------------------------------------------------------------------
*Sold in December 1998.

Dealing revenue declined by 10% at comparable rates. Dealing accesses declined by 9% compared to June 1998, to 23,000.

The Dealing business was adversely affected by shrinkage in the foreign exchange markets. This reflected the turmoil in emerging markets in the second half of 1998, client consolidations, and a decline in inter-bank market making and trading activity, arising in part from the introduction of the euro on 1 January 1999.

Dealing 3000 Direct, a new conversational Dealing product, is currently in testing with customers and is targeted for launch in the second half of 1999. This will be followed by Dealing 3000 Spot Matching, a new foreign exchange matching system.

Revenue from Financial Enterprise Systems grew 3% at comparable rates. The acquisition of the trading room service and consulting business of the New York-based MarketNet Group was completed in June 1999. TIBCO Finance is included within Financial Enterprise Systems. Revenue grew 7% at comparable rates.

Strong revenue growth from Risk Management products continued with revenue up 31% at comparable rates. New product releases in the second half are expected to maintain order levels although installations, and hence revenue may slow in the second half of 1999 as customers prioritise work on millennium compliance.

Revenue from other product lines grew 46% at comparable rates. This includes revenue from the new Securities Transaction Systems business, which builds on the acquisition of Liberty SA in the second half of 1998, and from e-commerce solutions. Whilst revenue is not yet significant in these areas, the potential for growth is promising.

INSTINET
---------------------------------------------------------------------
                        6 Months to
                           30 June                   % Change
                     1999          1998          Actual    Comparable
                   (pound)m      (pound)m        Rates       Rates
---------------------------------------------------------------------
REVENUE

US                    200           168            19%          17%

International          55            40            38%          34%
---------------------------------------------------------------------
Total                 255           208            23%          20%

Costs                (175)         (133)           32%          29%
---------------------------------------------------------------------
CONTRIBUTION           80            75             7%           4%
---------------------------------------------------------------------
Margin                 31%           36%

Headcount           1,350         1,229            10%
---------------------------------------------------------------------

Revenues grew 23% at actual rates in the first half of 1999 and 20% at comparable rates, as a result of continued strong volume growth in the US and European equity markets.

Increased investment in new business opportunities contributed to cost growth of 29% at comparable rates, which restricted growth in contribution to 4% at comparable rates. Investment included (pound)7 million in respect of the development of a fixed income offering. Contribution margin declined to 31% from 36% in the first half of 1998.

Instinet provides global electronic equity brokerage services to investment professionals.

The US equity business saw share volumes increase by 28% in the first half, although average cents per share pricing continued to decline due to competitive pressure. As a result revenue growth in the US was restricted to 17% at comparable rates. In the international markets trading volumes increased 35% compared to the first half of 1998.

Average trade size declined during the first half of 1999, partly as a result of changes in US trading rules. This fall in average trade size has an impact on costs of clearing and settlement, and on system capacity, where further investment was required to comply with US trading rule changes.

Instinet continues to face significant change in its core markets, driven by new and developing technologies, increased competition and an evolving regulatory environment. Instinet intends to continue to seek out and invest in new business opportunities. Instinet invested in W.R. Hambrecht, a US broker offering a web-based IPO system in June 1999, and in Tradepoint Financial Networks plc, a listed UK equity stock exchange in July 1999.

For information concerning certain rules that could affect Instinet's business see Cautionary Statements: 'SEC rules on ECN usage', 'SEC: Rules for Alternative Trading Systems', and 'NASD initiatives' on pages 34 and 35.

CORPORATE/MEDIA
INFORMATION GROUP

----------------------------------------------------------------------
                        6 months to
                          30 June                     % change
                     1999         1998          Actual      Comparable
                   (pound)m     (pound)m         rates        rates
----------------------------------------------------------------------
REVENUE

RBB                    31           25            24%           22%

New media,
TV & News              74           67            11%            9%

Practice
Management
Systems                --            9            --            --
----------------------------------------------------------------------
                      105          101             4%            2%

COSTS                (111)        (121)           (8%)          (9%)
----------------------------------------------------------------------
CONTRIBUTION           (6)         (20)           71%           70%
----------------------------------------------------------------------
Greenhouse
fund
profits                29            0            --

Headcount           1,901        2,188           (13%)
----------------------------------------------------------------------

Revenue for the period grew by 4% at actual rates and 2% at comparable rates. Excluding the impact of acquisitions and disposals revenue growth was 9% at comparable rates.

Cost containment initiatives in the Reuters Business Briefing (RBB) and television businesses, together with the beneficial impact of acquisitions and disposals, contributed to a significantly reduced loss of (pound)6 million, compared with a loss of (pound)20 million in 1998.

RBB revenue grew by 22% at comparable rates reflecting a strong performance across all geographical markets.

Revenue growth in new media, television and news was 9% at comparable rates. Excluding acquisitions revenue grew 4% at comparable rates.

Headcount fell by 13% principally reflecting the disposal of the Practice Management Systems business in December 1998.

The Reuters Greenhouse Fund, which holds 25 investments in quoted and unquoted US and European high technology companies, disposed of a number of investments in the first half of 1999 resulting in a gain of (pound)29 million. At 30 June 1999 the market value of quoted Greenhouse fund investments was (pound)68 million.

REUTERS VENTURES

On 1 July 1999 Reuters Business Briefing became part of the Dow Jones Reuters Business Interactive (DJRBI) joint venture in which Reuters has a 50% interest.

The remaining Corporate/ Media business will now form part of the Reuters Ventures division which will be responsible for accelerating Reuters push into the Internet sector and act as the vehicle for expanding the Greenhouse fund. In addition it will be responsible for managing Reuters relationship with the DJRBI joint venture.

On a proforma basis, revenue and contribution for Reuters Ventures in the first half of 1999 were (pound)74 million and (pound)(5) million respectively, compared with 1998 half year revenue and contribution of (pound)76 million and (pound)(12) million.

TIBCO SOFTWARE

TIBCO Software provides software solutions that enable businesses to integrate internal operations, business partners and customer channels in real time.

TIBCO Software revenues grew 57% at actual rates to (pound)21 million, or 53% at comparable rates. This reflects increased sales of the TIB/ActiveEnterprise product suite.

Contribution fell to a loss of (pound)6 million from a loss of (pound)1 million in 1998, as a result of increased investment in product development and sales and marketing activities.

GROUP COSTS

--------------------------------------------------------------------
COST BY FUNCTION
                             6 Months to
                                30 June               % Change
                           1999        1998      Actual   Comparable
                         (pound)m    (pound)m     Rates      Rates
--------------------------------------------------------------------
Production and
communication               792        745          6%         4%

Selling and marketing       249        221         13%        10%

Support services and
administration              222        206          8%         7%

Goodwill amortisation        24         25

Net currency gain            (3)       (22)
--------------------------------------------------------------------
TOTAL                     1,284      1,175          9%         6%
--------------------------------------------------------------------

The presentation of costs by function has been revised to reflect more closely the activities under which costs are managed in the new organisational structure.

A significant proportion of the group's activities are managed by the Global Sales & Operations organisation on behalf of the divisions. Where costs relate to two or more divisions they are allocated across divisions using the most appropriate metrics available. These allocation methods may change over time as measurement techniques are refined.

Production and communications costs comprise costs involved in the development and delivery of Reuters products and content to its clients. Production and communications costs grew 4% at comparable rates.

Development costs which are included in production and communication costs declined 17% to (pound)96 million, reflecting some rationalisation of development activity.

Selling and marketing costs relate to sales, marketing and client support activities. Selling and marketing costs grew 10% at comparable rates as a result of the increased marketing activity connected with new product development.

Support services and administration costs represent the cost of maintaining the company's internal infrastructure, including internal systems, property and office costs, finance, legal and general management costs. Support services and administration costs grew 7% at comparable rates.

Total expenditure associated with the Millennium Programme amounted to (pound)21 million in the first half of 1999. Of this, (pound)10 million related to incremental external effort, compared with (pound)11 million in the first half of 1998.

-----------------------------------------------------------------
COST BY TYPE
                         6 Months to
                            30 June               % Change
                       1999       1998       Actual    Comparable
                     (pound)m   (pound)m     Rates       Rates
-----------------------------------------------------------------
Staff                   481        425         13%         10%

Services                285        269          6%          5%

Depreciation            160        162         (1%)        (3%)

Data                    136        116         17%         16%

Communi-
cations                 106        105          1%          0%

Space                    66         64          4%          2%

Cost of sales
and other                29         31         (5%)        (7%)

Goodwill
amortisation             24         25

Net currency
gain                     (3)       (22)
-----------------------------------------------------------------
TOTAL                 1,284      1,175          9%          6%
-----------------------------------------------------------------

Total staff costs increased 10% at comparable rates reflecting growth in headcount and remuneration. Headcount was 16,898 at 30 June 1999, compared with 16,699 at 30 June 1998.

Data costs increased 16% at comparable rates due to the increased level of specialist data and recoverable exchange fees in Reuters Information products.

FINANCIAL NEEDS AND
RESOURCES

"Free cash flow" which comprises operating cash flow and investment income received less net interest expense, tax paid and expenditure on tangible fixed assets was (pound)234 million, compared with (pound)200 million in the first six months of 1998. This reflects reduced capital expenditure and lower tax payments as a result of the abolition of advance corporation tax, offset by higher working capital and interest payments.

Additions to fixed assets were (pound)104 million, (pound)31 million lower than the first half of 1998. Subscriber equipment expenditure declined (pound)24 million to (pound)34 million in the first half of 1999 as spending on millennium and 3000 product upgrades declined. Other equipment additions fell (pound)7 million to (pound)70 million.

Reuters spent (pound)48 million on acquisitions and investments compared to (pound)34 million in the first half of 1998. Proceeds from the sale of investments was (pound)37 million, principally relating to Greenhouse fund disposals.

Reuters paid dividends of (pound)155 million, (pound)15 million up on the first half of 1998, reflecting an increase in dividends per share and a marginal increase in the number of shares in issue.

Net funds at 30 June 1999 amounted to (pound)86 million, compared with net debt of (pound)3 million at 31 December 1998. Net funds at 30 June 1999 comprised cash and short-term investments of (pound)1,112 million offset by gross debt of (pound)1,026 million.

Reuters expects to be able to finance its current business plans from existing resources and facilities.

At 30 June 1999 Reuters Group PLC had syndicated loan facilities of (pound)500 million which expire in December 2002.

A Euro Commercial Paper Programme was established in April 1998 permitting the company to raise up to (pound)1.5 billion in uncommitted finance, subject to market conditions. At 30 June 1999, Reuters had raised funds of (pound)743 million under this programme, repayable at various dates through to December 1999.

In December 1998 Reuters established a Euro Medium Term Note Programme which enables the company to raise up to (pound)1.0 billion of uncommitted facilities, subject to market conditions. At 30 June 1999, Reuters had raised funds of (pound)250 million under this programme, repayable at various dates from February 2001 up to November 2004.

TREASURY MANAGEMENT

A substantial portion of Reuters revenue is committed under one and two-year contracts and approximately 80% is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. Reuters profits are, therefore, exposed to currency fluctuations. The approximate proportion of operating profit excluding goodwill amortisation and currency gains attributable to each key currency group was as follows:

----------------------------------------
OPERATING PROFIT BY CURRENCY
                                1999
Continental Europe

   - euro currencies             74%

   - other                       15%

USdollar                         51%

Japanese yen                     13%

Sterling

   - depreciation               (54)%

   - other                      (12)%

Other                            13%
----------------------------------------
Total                           100%
----------------------------------------

Sterling costs exceeded sterling revenues due to the level of UK-based marketing, development, operational and central management costs, and depreciation which, with the exceptions of Instinet and TIBCO, is largely accounted for in sterling once an asset has been acquired.

In broad terms using the 1999 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately (pound)4 million on operating profits before hedging in the first half of 1999 (1998: (pound)4 million).

STERLING TRADE WEIGHTED EXCHANGE RATE INDEX


          Jan    Feb      Mar     Apr     May    June    July     Aug     Sep     Oct     Nov     Dec
          ---    ---      ---     ---     ---    ----    ----     ---     ---     ---     ---     ---

1997      94.4    98.3    98.0   100.1    99.3   102.1   104.6   102.2   100.4   102.3   105.0   104.4

1998     105.0   105.1   108.8   106.3   103.6   107.0   104.2   106.0   103.3   100.0   100.5    99.7

1999     100.8   100.9   102.9   104.2   104.6   103.9

Sterling strengthened during the first half of 1999 although on average it was weaker than in the first half of 1998. As a result, reported revenue and operating profit before hedging benefited. If 30 June 1999 exchange rates had prevailed throughout the period, revenue would have been about (pound)4 million higher and operating profit before currency hedging around (pound)1 million lower.

The risk that sterling might strengthen against foreign currencies is hedged within parameters laid down by the Board. The priority in treasury policy is to reduce the risk of earnings volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

The main principles underlying currency hedging policies are as follows:

o    Committed hedging cannot exceed the underlying cash flow exposure;

o    Options may only be written against an underlying exposure;

o Levels of cover for currency hedging cannot exceed 90% of underlying exposure for the first 12 months and 70% for the following 12 months.

The company has adopted value at risk ("VAR") analysis as a means of quantifying the potential impact of exchange rate volatility on reported earnings. VAR is a measure of the potential loss on a portfolio within a specified time horizon, at a specified confidence interval. Loss is defined, in this instance, as the diminution in value of rolling 12 month forecast group profits denominated in sterling. Due to the approximations used in determining VAR, the theory provides order of magnitude estimates only but these are useful for comparison purposes.

OPERATING PROFIT SENITIVITY TO
CURRENCY BASED ON VAR ANALYSIS

                                     Probability
Profit ((pound)m)        Without Hedging       With Hedging
-----------------        ---------------       ------------

    -140                 3.81861E-06           1.29352E-14
    -137                 5.66828E-06           5.18816E-14
    -133                 8.33018E-06           2.00901E-13
    -130                 1.21203E-05           7.51069E-13
    -126                 1.74595E-05           2.71085E-12
    -123                 2.49004E-05           9.44624E-12
    -119                 3.51592E-05            3.1779E-11
    -116                 4.91504E-05           1.03217E-10
    -112                 6.80257E-05           3.23659E-10
    -109                 9.32128E-05           9.79836E-10
    -105                 0.000126455           2.86383E-09
    -102                 0.000169845           8.08108E-09
     -98                 0.000225853            2.2015E-08
     -95                 0.000297343           5.79025E-08
     -91                 0.000387566           1.47029E-07
     -88                 0.000500139           3.60444E-07
     -84                 0.000638988             8.531E-07
     -81                 0.000808261           1.94935E-06
     -77                 0.001012204            4.3004E-06
     -74                 0.001254993           9.15915E-06
     -70                 0.001540536           1.88334E-05
     -67                  0.00187223            3.7388E-05
     -63                 0.002252702           7.16577E-05
     -60                 0.002683522           0.000132593
     -56                 0.003164928           0.000236869
     -53                 0.003695553            0.00040853
     -49                 0.004272206           0.000680247
     -46                 0.004889697           0.001093547
     -42                 0.005540752           0.001697214
     -39                 0.006216023           0.002543102
     -35                 0.006904202           0.003678909
     -32                 0.007592267           0.005138098
     -28                 0.008265831           0.006928095
     -25                 0.008909608           0.009018894
     -21                 0.009507969           0.011334982
     -18                 0.010045555           0.013753601
     -14                  0.01050793           0.016111653
     -11                  0.01088222           0.018221825
      -7                 0.011157705           0.019896271
      -4                 0.011326332           0.020973919
       0                 0.011383105           0.021345953
       4                 0.011326332           0.020973919
       7                 0.011157705           0.019896271
      11                  0.01088222           0.018221825
      14                  0.01050793           0.016111653
      18                 0.010045555           0.013753601
      21                 0.009507969           0.011334982
      25                 0.008909608           0.009018894
      28                 0.008265831           0.006928095
      32                 0.007592267           0.005138098
      35                 0.006904202           0.003678909
      39                 0.006216023           0.002543102
      42                 0.005540752           0.001697214
      46                 0.004889697           0.001093547
      49                 0.004272206           0.000680247
      53                 0.003695553            0.00040853
      56                 0.003164928           0.000236869
      60                 0.002683522           0.000132593
      63                 0.002252702           7.16577E-05
      67                  0.00187223            3.7388E-05
      70                 0.001540536           1.88334E-05
      74                 0.001254993           9.15915E-06
      77                 0.001012204            4.3004E-06
      81                 0.000808261           1.94935E-06
      84                 0.000638988             8.531E-07
      88                 0.000500139           3.60444E-07
      91                 0.000387566           1.47029E-07
      95                 0.000297343           5.79025E-08
      98                 0.000225853            2.2015E-08
     102                 0.000169845           8.08108E-09
     105                 0.000126455           2.86383E-09
     109                 9.32128E-05           9.79836E-10
     112                 6.80257E-05           3.23659E-10
     116                 4.91504E-05           1.03217E-10
     119                 3.51592E-05            3.1779E-11
     123                 2.49004E-05           9.44624E-12
     126                 1.74595E-05           2.71085E-12
     130                 1.21203E-05           7.51069E-13
     133                 8.33018E-06           2.00901E-13
     137                 5.66828E-06           5.18816E-14
     140                 3.81861E-06           1.29352E-14

Reuters estimates that there is currently a 5% chance that profits forecast for the coming 12 months will deteriorate by more than (pound)58 million as a result of currency fluctuations before hedging and (pound)31 million after taking into account hedging at 30 June 1999 (1998: (pound)60 million before hedging and (pound)32 million after hedging). These figures represent the value at risk and are graphically illustrated above.

During the first six months of 1999 the average value at risk on forecast profits for the coming 12 months was as follows:

----------------------------------------------
VALUE AT RISK
                              Before     After
((pound)m)                   Hedging    Hedging
----------------------------------------------
1999         Average            61         35
             High               72         40
             Low                57         32
1998         Average            66         36
----------------------------------------------

The gain on hedging activities for the six months to 30 June 1999 and the fair value of the unrecognised gain on the hedging book at 30 June are summarised below:

--------------------------------------------------
CURRENCY HEDGING GAINS/(LOSSES)

((pound)m)                    1999    1998    1997
--------------------------------------------------
Recognised gains
in the period                   3      28      22

Unrecognised
(losses)/gains                 (1)     30      49
--------------------------------------------------

Recognised currency hedging gains were lower in the first half of 1999 compared with 1998 due mainly to the relative strength of sterling when hedging for 1999 was undertaken. Currency gains recognised in the first half of 1999 which related to contracts in place at the end of 1998 amounted to (pound)5 million.

Unrecognised currency hedging losses of (pound)1 million at 30 June 1999 comprised unrecognised gains of (pound)1 million in respect of 1999 and hedging losses of (pound)2 million in respect of 2000 and beyond. This compares with unrecognised gains of (pound)30 million at 30 June 1998. The fall reflects the strength of sterling during most of 1998, when the majority of cover was arranged.

Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings. Interest rates are managed using a mix of financial instruments which commence and mature at various dates through to November 2004. The maturity of investments and debt are matched to minimise interest rate risk.

In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the first half of 1999 by approximately (pound)1 million (1998: (pound)1 million) excluding the impact of hedging.

US GAAP

Reconciliations of net income and shareholders' equity under UK and US GAAP are set out on pages 31 to 32. A discussion of the relevant US accounting policies which differ materially from UKGAAP is given on page 79 of Reuters Group PLC 1998 annual report and accounts.

YEAR 2000 READINESS
DISCLOSURE

MILLENNIUM PROGRAMME

Reuters established its Millennium Programme in 1996 to address the issues arising as a result of the change of millennium. Many computer systems, as well as equipment that uses embedded chips, store or process date information using only the last two digits of the year. From 1 January 2000 these systems may be unable to distinguish between 1900 and 2000. This is complicated by the fact that the Year 2000 is also a leap year. If not overcome these problems could disrupt the normal business operations of companies, including Reuters.

Reuters Millennium Programme is led by an executive director, supported by a full time programme director, and both central and locally based millennium staff. The Programme consists of six key parts:-

1) Awareness - making Reuters customers, suppliers and employees aware of its Millennium Programme and its progress.

2) Product Strategy - determining which Reuters products would be included in the Reuters Millennium Programme and which older products would be declared obsolete and replaced.

3) Inventory - identifying and recording all aspects of Reuters business that are date sensitive. The inventory details both third party and proprietary software used in Reuters, hardware from desktop PCs to main frame computers, third party data feeds whether they be from an exchange or a single institution, telecommunication and building services and other equipment that is utilised for business operations.

4) Development - assessment of date sensitivity, and rectification or replacement of date sensitive products. To date, over 1,700 of Reuters proprietary software applications have been renovated.

5) Testing - verification of rectification. Testing is carried out at three levels:-

Unit testing, Integration testing, and Product testing. As at 30 June 1999, all of Reuters International products and its main local products had been millennium certified.

6) Implementation - installation of tested products and systems. To date over 99% of the internal systems used to produce Reuters services have been upgraded. In addition, Reuters has to date upgraded over 94% of client site applications, installations of which are often dependent on customer and third party actions.

Reuters successfully participated in the "street-wide" testing programme in February and May 1999 organised by the US Securities Industries Association.

During the third quarter of 1999, Reuters will be conducting further operational assurance testing of its production systems to verify that the requirements of millennium certification have been maintained. From 1 October Reuters will implement a "millennium freeze" whereby it will institute tight change control designed to stabilise its systems and networks before the end of 1999. This freeze will remain in place in the year 2000 until day to day operational conditions return to normal.

As part of the Millennium Programme, Reuters continues to actively participate in a number of national and international Year 2000 groups which include representation from customers, suppliers, infrastructure suppliers, regulatory and government authorities and other organisations with a significant interest in Year 2000 issues. The focus of Reuters participation is now centred on business continuity planning and communication over the millennium transition period.

MILLENNIUM PROGRAMME COSTS

The effort associated with the Millennium Programme falls into two main categories:
1) The diversion of existing internal resources. This includes development staff who would otherwise be deployed on other projects and operational staff involved in the implementation at customer sites.
2) Incremental external resources, largely contractors and consultants, who will not remain following the completion of the programme.

Details of the costs incurred in 1999 and estimated for the full year are set out below.

---------------------------------------------------
                      6 months to    1999 full year
Costs ((pound)m)      30 June 1999      estimate
---------------------------------------------------
Internal effort
---------------------------------------------------
Development/testing        3               5
---------------------------------------------------
Implementation             8              13
---------------------------------------------------
External effort
---------------------------------------------------
Development/testing        5              13
---------------------------------------------------
Implementation             5              10
---------------------------------------------------
Total                     21              41
---------------------------------------------------

Estimated expenditure for 1999 of (pound)41 million compares with the budget of (pound)28 million reported in February 1999. The increase principally reflects additional expenditure on training, enhanced staff coverage over the millennium weekend and investment in continuity planning at Instinet.

Incremental capital expenditure arising as a direct result of the programme was (pound)2 million in the first six months of 1999. No estimation of the cost of assets replaced in the normal business cycle has been made.

Internal development effort in the first half of 1999 of (pound)3 million represented 3% of total group development expenditure. The (pound)8 million of implementation activity represented 7% of client site activity. Accordingly, Reuters believes that the Millennium Programme has not resulted in any material deferrals of product developments or decreases in service quality at client sites. As internal resource plans have considered Millennium Programme requirements since 1996, it is not possible to assess whether forthcoming product development might have occurred sooner in the absence of this programme.

No material costs are currently projected for the Year 2000 or beyond. However, due to the number of variables and dependencies involved, Reuters does not consider it possible to identify, avoid or quantify the damage that could result from all possible millennium-related problems.

Reuters has used, and expects to continue to use, internally generated funds to cover the cost of the Millennium Programme.

BUSINESS RISKS FROM YEAR 2000 ISSUES

The production of Reuters services and Reuters internal operations rely on third party suppliers of data, hardware, software, telecommunications utilities, buildings and building services. A failure of a third party supplier represents a business risk to Reuters. Third party suppliers of date sensitive products and services have been included in the millennium inventory. These suppliers have been surveyed by Reuters about the nature and progress of their millennium work, and in some cases have been requested to provide additional information, including regular updates of the progress of their work.

Testing to verify Reuters use of certain third party products and services is also continuing to be carried out to gain further assurance. However, in the case of telecommunications and utility suppliers, testing has not been possible, and generally it has been difficult to obtain full assurances of millennium compliance from them. Failure of a telecommunications or utility provider is therefore a business risk for Reuters.

Through existing disaster recovery plans, Reuters already has the capability to manage certain telecommunications and utilities failures. These plans have been refined during the business continuity planning process described below.

Reuters products make use of software running in Reuters technical centres and software at customer sites. Both types of software have been tested and certified as part of the Reuters Millennium Programme. A risk is posed to the effective delivery of Reuters products if a problem is experienced with client site software which requires site visits by Reuters engineers to overcome, due to the time required to visit all customers. Remote support techniques such as direct downloading and delivery via the Internet forms part of the business continuity plan to minimise this risk.

A business risk could arise if customers continue to use obsolete Reuters products or uncertified versions of current Reuters products across the millennium transition. Reuters communications have sought to encourage customers to undertake the necessary upgrades.

Although Reuters continues to devote substantial resources to address its millennium issues, there can be no assurance that its products will not contain undetected Year 2000 problems.

Reuters business continuity plans aim to manage problems in an effective way. However, some issues may be beyond Reuters ability to influence or control which could delay resolution of certain problems.

Moreover, while Reuters business continuity plan requires that there is enhanced staff coverage at the beginning of the Year 2000 and thereafter when needed, there can be no assurance that an unexpected level of millennium problems will not result in a shortage of qualified personnel to deal with them or in a diversion of personnel from other operations.

In addition, many commentators believe that there will be a significant amount of litigation arising out of millennium-related issues. The unprecedented nature of any such litigation makes it impossible for Reuters to predict the impact that any such litigation would have on Reuters.

However there may be additional risks arising from the change of millennium of which Reuters is not now aware.

REUTERS CONTINUITY PLANS

Reuters has completed the design of its continuity plans and these are now being implemented.

As part of Reuters day to day normal operations, there are plans that can be executed in the event of certain service failures. These plans have been checked against specific risks that might arise during the millennium transition period and enhanced as appropriate, and form the basis of Reuters millennium continuity plans.

There are five main continuity plans which cover Reuters operations globally, and its infrastructure and customer sites in the UKI, Asia, Americas and Europe, Middle East and North Africa. Each main plan will rely on supporting plans covering development, communications, data, editorial and management information systems.

A number of subsidiaries including Instinet and TIBCO have their own plans.

Reuters will conduct a number of rehearsals of its continuity plans, based on simulated scenarios, during the fourth quarter of 1999.

The millennium transition within Reuters will be managed by a millennium command centre based in London. This centre will be staffed on a 24 hour basis by a multi-disciplined team of senior managers with responsibility for monitoring the status of Reuters transition around the globe as well as coordinating any significant incidents.

During the millennium weekend Reuters will enhance the normal staffing of key parts of its business. This will range from help desk, field support, software support and operational support, to incident monitoring and decision making.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS TO 30 JUNE 1999 (UNAUDITED)

                            SIX MONTHS TO        SIX MONTHS TO        YEAR TO
                               30 JUNE              30 JUNE         31 DECEMBER
                          1999       1998      1999      1998      1998      1998
                         (POUND)M  (POUND)M    US$M      US$M    (POUND)M    US$M
-----------------------------------------------------------------------------------
Revenue                    1,562     1,453     2,469     2,295     3,032     4,791
Operating costs           (1,284)   (1,175)   (2,030)   (1,856)   (2,482)   (3,921)
-----------------------------------------------------------------------------------
Operating profit             278       278       439       439       550       870

Profit on disposal of
fixed asset investments       29        --        45        --        26        41

(Loss)/profit from
associates                    (1)        2        (1)        4        (1)       (1)

Income from fixed asset
investments                   --         3        --         4         3         4

Net interest (payable)/
receivable                    (6)       11        (9)       17         2         3
-----------------------------------------------------------------------------------
Profit on ordinary
activities before taxation    300      294       474       464       580       917

Taxation on profit on
ordinary activities           (98)     (99)     (155)     (156)     (196)     (310)
-----------------------------------------------------------------------------------
Profit after taxation
attributable to
ordinary shareholders         202      195       319       308       384       607

Dividend
   Interim                    (52)     (48)      (82)      (76)      (48)      (76)
   Final                                                            (155)     (245)
-----------------------------------------------------------------------------------
Retained profit               150      147       237       232       181       286
-----------------------------------------------------------------------------------
Basic earnings per
ordinary share               14.3p    13.3p                         26.7p
-----------------------------------------------------------------------------------
Fully diluted earnings
per ordinary share           14.1p    13.2p                         26.6p
-----------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS
AND LOSSES FOR THE SIX MONTHS TO 30 JUNE 1999
(unaudited)

                                  SIX MONTHS TO        SIX MONTHS TO         YEAR TO
                                     30 JUNE              30 JUNE          31 DECEMBER
                                 1999      1998      1999       1998     1998       1998
                               (POUND)M  (POUND)M    US$M       US$M   (POUND)M     US$M
------------------------------------------------------------------------------------------
Profit attributable to
ordinary shareholders             202       195       319       308       384        607

Translation differences
credited/(debited) directly
to reserves                        14         4        23         6        (1)        (1)
------------------------------------------------------------------------------------------
Total recognised gains
and losses relating to
the period                        216       199       342       314       383        606
------------------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX
MONTHS TO 30 JUNE 1999 (unaudited)


                                            SIX MONTHS TO        SIX MONTHS TO           YEAR TO
                                               30 JUNE              30 JUNE           31 DECEMBER
                                           1999     1998       1999       1998       1998       1998
                                        (POUND)M  (POUND)M     US$M       US$M    (POUND)M      US$M
-----------------------------------------------------------------------------------------------------

NET CASH INFLOW FROM
OPERATING ACTIVITIES                      418        427        660        675        998      1,576
Dividends received from
associates                                 --          9         --         14          9         15
RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE
Interest received                          22         45         36         72         76        120
Interest paid                             (28)       (32)       (45)       (51)       (72)      (114)
Income from fixed
asset investments                          --          3         --          4          3          4
-----------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM
RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                   (6)        16         (9)        25          7         10
TAXATION PAID                             (66)      (101)      (103)      (160)      (219)      (346)
CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENTS
Purchase of tangible fixed assets        (112)      (151)      (176)      (239)      (307)      (484)
Sale of tangible fixed assets              --         --         --         --          2          3
Purchase of fixed asset investments       (34)       (12)       (54)       (19)       (22)       (34)
Sale of fixed asset investments            31         --         48         --         34         54
-----------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM
CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENTS                    (115)      (163)      (182)      (258)      (293)      (461)
ACQUISITIONS AND DISPOSALS
(INCLUDING ASSOCIATES)                     (9)       (27)       (15)       (42)      (138)      (218)
EQUITY DIVIDENDS PAID                    (155)      (140)      (245)      (220)      (188)      (296)
-----------------------------------------------------------------------------------------------------
CASH INFLOW BEFORE USE OF
LIQUID RESOURCES AND FINANCING             67         21        106         34        176        280

MANAGEMENT OF LIQUID RESOURCES

Net (increase)/decrease in
short-term investments                    (10)       433        (16)       683        313        496

FINANCING

Return of surplus capital                  --     (1,482)        --     (2,343)    (1,482)    (2,343)
Proceeds from issue of shares              15         11         24         17         13         19
Net increase in borrowings                  3        983          5      1,554        972      1,536
-----------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW)
FROM FINANCING                             18       (488)        29       (772)      (497)      (788)
-----------------------------------------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH                75        (34)       119        (55)        (8)       (12)
-----------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN
NET FUNDS FOR THE SIX MONTHS TO 30 JUNE 1999
(unaudited)


                                    SIX MONTHS TO        SIX MONTHS TO            YEAR TO
                                      30 JUNE               30 JUNE             31 DECEMBER
                                  1999      1998       1999       1998        1998      1998
                                (POUND)M  (POUND)M     US$M       US$M      (POUND)M    US$M
---------------------------------------------------------------------------------------------

Increase/(decrease) in cash        75        (34)       119        (55)        (8)       (12)

Cash inflow from
movement in borrowings             (3)      (983)        (5)    (1,554)      (972)    (1,536)

Cash outflow/(inflow)
from movement in
liquid resources                   10       (433)        16       (683)      (313)      (496)
---------------------------------------------------------------------------------------------
Change in net cash
resulting from cash flows          82     (1,450)       130     (2,292)    (1,293)    (2,044)

Translation difference              7          3         10          4         --         --
---------------------------------------------------------------------------------------------
Movement in net funds              89     (1,447)       140     (2,288)    (1,293)    (2,044)

Opening net (debt)/funds           (3)     1,290         (5)     2,039      1,290      2,039
---------------------------------------------------------------------------------------------
Closing net funds/(debt)           86       (157)       135       (249)        (3)        (5)
---------------------------------------------------------------------------------------------

NET CASH INFLOW FROM OPERATING ACTIVITIES FOR THE
SIX MONTHS TO 30 JUNE 1999 (unaudited)


                                 SIX MONTHS TO          %            SIX MONTHS TO          YEAR TO
                                    30 JUNE           CHANGE            30 JUNE           31 DECEMBER
                                1999       1998                    1999       1998       1998       1998
                              (POUND)M   (POUND)M                  US$M       US$M     (POUND)M     US$M
---------------------------------------------------------------------------------------------------------

Operating profit                 278        278           0%        439        439        550        870

Depreciation                     160        162          (1%)       252        256        331        522

Goodwill amortisation             24         25          (4%)        37         39         46         73

Decrease in stocks                --          1          --          --          1          3          5

Increase in debtors             (209)      (255)        (18%)      (329)      (403)      (103)      (164)

Increase in creditors            155        209         (26%)       245        331        171        271

Profit on disposal of
subsidiaries                      --         --          --          --         --         (5)        (8)

Loss on disposal of
fixed assets                       2          2          (5%)         3          4          3          5

Amortisation of interests
in own shares                      5          5         (11%)         8          8          3          5

Miscellaneous, principally
translation differences            3         --          --           5         --         (1)        (3)
---------------------------------------------------------------------------------------------------------
                                 418        427          (2%)       660        675        998      1,576
---------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET AT 30 JUNE 1999
(unaudited)


                                    30 JUNE              30 JUNE             31 DECEMBER
                                1999      1998       1999       1998        1998      1998
                             (POUND)M   (POUND)M     US$M       US$M      (POUND)M     US$M
--------------------------------------------------------------------------------------------

Fixed assets                   1,071      1,017      1,693      1,606      1,098      1,735


NET CURRENT ASSETS

Stocks                             6         12          9         19          6          9
Debtors                          804        746      1,271      1,180        595        940
Cash and short-term
investments                    1,112        945      1,758      1,493      1,006      1,589

Creditors: Amounts
falling due within
one year                      (2,051)    (2,233)    (3,242)    (3,529)    (2,174)    (3,435)
--------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES         (129)      (530)      (204)      (837)      (567)      (897)

CREDITORS: AMOUNTS
FALLING DUE AFTER MORE
THAN ONE YEAR                   (265)       (26)      (420)       (41)       (16)       (25)

PROVISIONS FOR LIABILITIES
AND CHARGES                     (109)      (104)      (172)      (164)      (126)      (200)
--------------------------------------------------------------------------------------------
NET ASSETS                       568        357        897        564        389        613
--------------------------------------------------------------------------------------------
CAPITAL AND RESERVES

Called-up share capital
and share premium                387        368        613        582        370        585

Other reserve                 (1,717)    (1,717)    (2,714)    (2,714)    (1,717)    (2,714)

Profit and loss account
reserve                        1,881      1,690      2,972      2,670      1,719      2,716
--------------------------------------------------------------------------------------------
Shareholders' equity             551        341        871        538        372        587
--------------------------------------------------------------------------------------------
Minority interest                 17         16         26         26         17         26
--------------------------------------------------------------------------------------------
CAPITAL EMPLOYED                 568        357        897        564        389        613
--------------------------------------------------------------------------------------------


RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS'
FUNDS FOR SIX MONTHS TO 30 JUNE 1999 (unaudited)


                                SIX MONTHS TO        SIX MONTHS TO          YEAR TO
                                   30 JUNE              30 JUNE           31 DECEMBER
                                1999     1998       1999      1998       1998       1998
                              (POUND)M (POUND)M     US$M      US$M     (POUND)M     US$M
-----------------------------------------------------------------------------------------

Retained profit                 150       147        237       232        181        286

Translation differences
credited/(debited)
directly to reserves             14         4         23         6         (1)        (1)

Return of surplus capital
to shareholders                  --    (1,482)        --    (2,343)    (1,482)    (2,343)

Shares issued
during the period                15        11         24        17         13         19
-----------------------------------------------------------------------------------------
Net addition/(reduction)
to shareholders' equity         179    (1,320)       284    (2,088)    (1,289)    (2,039)

Opening shareholders'
equity                          372     1,661        587     2,626      1,661      2,626
-----------------------------------------------------------------------------------------
Closing shareholders'
equity                          551       341        871       538        372        587
-----------------------------------------------------------------------------------------

NOTES TO UNAUDITED INTERIM RESULTS FOR THE SIX
MONTHS TO 30 JUNE 1999



1.  BASIS OF PREPARATION

The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 77 and 78 of Reuters Group PLC 1998 annual report and reflect all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the interim periods presented.

The unaudited interim financial statements should be read in conjunction with the 1998 annual accounts. The results for the year to 31 December 1998 do not comprise statutory accounts within the meaning of section 240 of the 1985 UK Companies Act but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors' report on the statutory accounts was unqualified and did not contain a statement made under section 237(2) or section 237(3) of the Companies Act.


2.  SEGMENTAL ANALYSIS

The segmental analysis of revenue, costs and contribution reflects the way in which the company is managed following the company"s reorganisation which became effective on 1 January 1999. The segmental analysis for 1998 has been restated to conform with the current year format.

The company is managed on a divisional basis, comprising Reuters Information, Reuters Trading Systems, Instinet and the Corporate/Media Information Group. The geographical analysis of performance reflects the revenues earned and costs incurred in each region excluding centrally managed costs which include development, editorial and divisional and corporate support costs.

2.  SEGMENTAL ANALYSIS

BY DIVISION                    SIX MONTHS TO         %          SIX MONTHS TO            YEAR TO
                                  3O JUNE          CHANGE          30 JUNE             31 DECEMBER
                             1999       1998                   1999       1998       1998        1998
                           (POUND)M   (POUND)M                 US$M       US$M     (POUND)M      US$M
------------------------------------------------------------------------------------------------------

REVENUE

Reuters Information           808        754           7%      1,277      1,192      1,531      2,419
Reuters Trading Systems       379        381          (1%)       599        602        827      1,307
Instinet                      255        208          23%        403        328        446        704
Corporate/Media               105        101           4%        167        160        208        328
Tibco Software                 21         14          57%         33         21         35         56
Intra-group revenue            (6)        (5)                    (10)        (8)       (15)       (23)
------------------------------------------------------------------------------------------------------
                            1,562      1,453           8%      2,469      2,295      3,032      4,791
------------------------------------------------------------------------------------------------------

COSTS

Reuters Information           694        662           5%      1,097      1,045      1,373      2,168
Reuters Trading Systems       262        246           6%        414        390        541        855
Instinet                      175        133          32%        277        210        291        460
Corporate/Media               111        121          (8%)       176        190        247        390
Tibco Software                 27         15          84%         43         24         38         60
Intra-group costs              (6)        (5)                    (10)        (8)       (15)       (23)
------------------------------------------------------------------------------------------------------
                            1,263      1,172           8%      1,997      1,851      2,475      3,910
------------------------------------------------------------------------------------------------------

CONTRIBUTION

Reuters Information           114         92          24%        180        147        158        251
Reuters Trading Systems       117        135         (13%)       185        212        286        452
Instinet                       80         75           7%        126        118        155        244
Corporate/Media                (6)       (20)         --          (9)       (30)       (39)       (62)
Tibco Software                 (6)        (1)         --         (10)        (3)        (3)        (4)
------------------------------------------------------------------------------------------------------
                              299        281           6%        472        444        557        881
Goodwill amortisation         (24)       (25)         --         (37)       (39)       (46)       (73)
Net currency gain               3         22          --           4         34         39         62
------------------------------------------------------------------------------------------------------
Operating profit              278        278           0%        439        439        550        870
------------------------------------------------------------------------------------------------------

2.  SEGMENTAL ANALYSIS (continued)

BY GEOGRAPHY                   SIX MONTHS TO         %          SIX MONTHS TO            YEAR TO
                                 3O JUNE           CHANGE          30 JUNE             31 DECEMBER
                             1999       1998                   1999       1998       1998        1998
                           (POUND)M   (POUND)M                 US$M       US$M     (POUND)M      US$M
------------------------------------------------------------------------------------------------------

REVENUE

Europe, Middle East
and Africa                    781        756           3%      1,235      1,196      1,556      2,459
Asia/Pacific                  237        232           2%        375        366        466        736
The Americas                  248        225          11%        392        354        464        733
Instinet                      255        208          23%        403        328        446        704
TIBCO                          41         32          25%         64         51        100        159
------------------------------------------------------------------------------------------------------
                            1,562      1,453           8%      2,469      2,295      3,032      4,791
------------------------------------------------------------------------------------------------------

OPERATING COSTS
WHERE INCURRED

Europe, Middle East
and Africa                    422        433          (3%)       666        685        886      1,400
Asia/Pacific                  113        117          (4%)       179        185        234        369
The Americas                  186        165          13%        294        260        351        554
Instinet                      175        133          32%        277        210        291        460
TIBCO                          59         36          66%         94         56         88        139
------------------------------------------------------------------------------------------------------
                              955        884           8%      1,510      1,396      1,850      2,922
------------------------------------------------------------------------------------------------------

CONTRIBUTION

Europe, Middle East
and Africa                    359        323          11%        569        511        670      1,059
Asia/Pacific                  124        115           9%        196        181        232        367
The Americas                   62         60           4%         98         94        113        179
Instinet                       80         75           7%        126        118        155        244
TIBCO                         (18)        (4)         --         (30)        (5)        12         20
Central costs                (308)      (288)          7%       (487)      (455)      (625)      (988)
------------------------------------------------------------------------------------------------------
                              299        281           6%        472        444        557        881
Goodwill amortisation         (24)       (25)         --         (37)       (39)       (46)       (73)
Net currency gain               3         22          --           4         34         39         62
------------------------------------------------------------------------------------------------------
Operating profit              278        278           0%        439        439        550        870
------------------------------------------------------------------------------------------------------

3.  US GAAP

UK GAAP differ in certain respects from US GAAP. A discussion of the relevant accounting principles which differ materially is given on page 79 of Reuters Group PLC 1998 annual report and beneath the following table. The following are the approximate adjustments required to reconcile UK GAAP with US GAAP.

ADJUSTMENTS TO NET INCOME
                                                      SIX MONTHS TO    SIX MONTHS TO       YEAR TO
                                                      30 JUNE 1999     30 JUNE 1998    31 DECEMBER 1998
                                                        (POUND)M         (POUND)M         (POUND)M
-------------------------------------------------------------------------------------------------------

Profit attributable to ordinary
shareholders in accordance with UK GAAP                     202            195               384
US GAAP adjustments:
Software revenue recognition (see note (i) below)             2            (22)               (2)
Goodwill and other acquisition
accounting adjustments                                       (2)            (1)               (3)
Software development                                         (1)            (1)               (2)
Employee costs                                               (4)            (2)               (1)
Taxes                                                        12              9                16
-------------------------------------------------------------------------------------------------------
Approximate net income
in accordance with USGAAP                                   209            178               392
-------------------------------------------------------------------------------------------------------
Earnings and dividends (see note (ii) below)
Basic earnings per ADS in accordance
with US GAAP                                               89.0p          76.1p            166.6p
Diluted earnings per ADS in accordance
with US GAAP                                               87.5p          75.7p            166.0p
Dividend paid per ADS (including
UK advance corporation tax credit)                         74.0p          74.3p             99.8p
Deemed special dividend paid per ADS                         --          627.7p            627.7p
-------------------------------------------------------------------------------------------------------
Total dividend paid per ADS                                74.0p         702.0p            727.5p
-------------------------------------------------------------------------------------------------------
Weighted average number of shares used
in basic EPS calculation (millions)                       1,411          1,408             1,411
-------------------------------------------------------------------------------------------------------

(i) Software revenue recognition

Under UK GAAP, revenue and related direct costs from contracts for the outright sale of software systems are recognised at the time of client acceptance. Under US GAAP, specific rules were introduced from January 1998 for the determination of client acceptance in cases where future significant modifications or upgrades to the software are considered to be part of the client's overall acceptance of the product. Under these rules, an amount of revenue is required to be deferred until these software upgrades have been delivered and accepted by the client. Warranties provided by Reuters in connection with the delivery of millennium versions of software fall within these rules and consequently an element of revenue and related direct cost has been deferred under USGAAP. This policy has not been adopted under UK GAAP.

(ii) Capital reorganisation

Reuters Holdings PLC completed a capital reorganisation in February 1998. Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and, accordingly, earnings per share and per ADS and dividends per share and per ADS have been retroactively restated. Under UK GAAP no restatement of earnings per share was deemed necessary as the cash payment was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability of earnings with those of Reuters Holdings PLC.

ADJUSTMENTS TO SHAREHOLDERS' EQUITY
                                              30 JUNE 1999   30 JUNE 1998  31 DECEMBER 1998
                                                (POUND)M       (POUND)M         (POUND)M
-------------------------------------------------------------------------------------------

Capital employed before minority
interest in accordance with UK GAAP                 551           341           372
US GAAP adjustments:
Software revenue recognition                         --           (22)           (2)
Goodwill and other acquisition
accounting adjustments                                8            10            14
Capitalised software development
costs net of amortisation                             5             7             6
Fixed asset investments                              89            56            42
Shares held by employee share
ownership trusts                                    (46)          (39)          (45)
Liabilities                                         (28)          (27)          (28)
Taxes                                               (14)          (25)          (10)
Dividends not formally declared or paid
during the year                                      52            48           155
-------------------------------------------------------------------------------------------
Shareholders" equity in
accordance with US GAAP                             617           349           504
-------------------------------------------------------------------------------------------


STATEMENT OF COMPREHENSIVE INCOME
                                              SIX MONTHS TO  SIX MONTHS TO      YEAR TO
                                              30 JUNE 1999   30 JUNE 1998  31 DECEMBER 1998
                                                (POUND)M       (POUND)M         (POUND)M
-------------------------------------------------------------------------------------------

Approximate net income in
accordance with US GAAP                             209           178           392
Other comprehensive income, net of tax:
Movements on unrealised
gains arising on certain fixed asset
investments                                          30            25            18
Foreign currency translation differences             14             4            (1)
-------------------------------------------------------------------------------------------
Approximate comprehensive income in
accordance with US GAAP                             253           207           409
-------------------------------------------------------------------------------------------

SUMMARISED BALANCE SHEET (US GAAP BASIS)
                                              30 JUNE 1999   30 JUNE 1998  31 DECEMBER 1998
                                                (POUND)M       (POUND)M         (POUND)M
-------------------------------------------------------------------------------------------

Assets
Fixed tangible assets                               886           879           859
Current assets                                    1,882         1,380         1,565
Other assets                                         46            54            42
Software development costs                            5             7             6
Goodwill and other intangibles                      238           168           250
-------------------------------------------------------------------------------------------
Total assets                                      3,057         2,488         2,722
-------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities                               2,076         2,003         2,102
Long-term liabilities                               320            78            75
Deferred taxes                                       27            42            24
Minority interest                                    17            16            17
Shareholders" equity before deductions              679           405           562
Shares held by employee share
ownership trusts                                    (62)          (56)          (58)
-------------------------------------------------------------------------------------------
Total shareholders" equity                          617           349           504
-------------------------------------------------------------------------------------------
Total liabilities and shareholders" equity        3,057         2,488         2,722
-------------------------------------------------------------------------------------------


SUMMARISED CONSOLIDATED CASH FLOW STATEMENT UNDER US GAAP
                                              SIX MONTHS TO  SIX MONTHS TO      YEAR TO
                                              30 JUNE 1999   30 JUNE 1998  31 DECEMBER 1998
                                                (POUND)M       (POUND)M         (POUND)M
-------------------------------------------------------------------------------------------

Net cash inflow from operating activities           346           351           795
Net cash outflow from investing activities         (124)         (190)         (431)
Net cash outflow from financing activities         (140)         (579)         (764)
-------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and
cash equivalents                                     82          (418)         (400)
-------------------------------------------------------------------------------------------

CAUTIONARY STATEMENTS



IMPACT OF CURRENCY MOVEMENTS
Reuters receives revenue and incurs expenses in more than 60 currencies and is thereby exposed to the impact of fluctuations in currency rates. The euro's weakness in the first six months of 1999 has restricted revenue and earnings growth. A continuation of the euro's weakness could further restrict reported revenue and earnings for the remainder of 1999. Reuters currency exposure is actively hedged. For additional information concerning currency fluctuations see "Treasury Management" on page 15.

STATE OF FINANCIAL MARKETS
Reuters business is dependent upon the health of the financial markets and the participants in those markets. Reuters business could also be adversely affected by consolidations and rationalisations among clients in the banking and other industries.

Reuters transactions products are particularly dependent upon the level of activity in the foreign exchange and equity markets.

PRODUCT DEVELOPMENT
Products in the information technology industry are becoming increasingly sophisticated with an associated increase in dependence on third party software. As a result, Reuters, like other information vendors, may encounter difficulties or delays in the development, production, testing, marketing, installation and market acceptance of new products.

MILLENNIUM ISSUES
Reuters is exposed to various risks arising out of the change of millennium and the impact which this may have on its products and the development and production processes upon which they depend. A risk is posed to the effective delivery of Reuters products if a problem is experienced with client site software which requires site visits by Reuters engineers to overcome, due to the time required to visit all customers. Also, Reuters services and internal operations rely on third party suppliers of data, hardware, software, telecommunications, utilities and building services. A business risk could arise if customers continue to use obsolete Reuters products or uncertified versions of current products across the millennium transition. In addition customers may defer orders of certain Reuters products in the second half of 1999 in anticipation of the millennium. For further information concerning Reuters Millennium Programme, see "Millennium Programme" on pages 17 to 19. Additional risks are described under the heading "Business Risks from Year 2000 issues" on pages 19 to 20.

BROKER ACTIVITIES
Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Instinet Corporation is an agency broker in the equities markets and Reuters Transaction Services Limited (RTSL) operates the Dealing 2000-2 electronic brokerage services for the foreign exchange market. These brokers could incur losses from broken trades and, in respect of equities, the failure of a counterparty. Reuters seeks to mitigate these risks by computerised systems, procedural controls and contractual agreements with customers.

SEC RULES FOR ALTERNATIVE TRADING SYSTEMS
In December 1998 the US Securities and Exchange Commission (SEC) promulgated new rules relating to the regulation of certain "alternative trading systems" (ATS). The rules expand the SEC's interpretation of the definition of "exchange" under the US securities laws to encompass certain electronic brokerage activities, including those conducted by Instinet Corporation.

The rules permit alternative trading systems to choose to be regulated either as a national securities exchange or as a broker-dealer, provided that they comply with certain additional requirements imposed by a new Regulation ATS. The requirements include, among others, mandatory public display of, and public access to, best-priced orders displayed within the system and the establishment and application of fair access and capacity, integrity and security standards. The new rules were promulgated with an effective date of 21 April 1999, subject to a phase-in of the public display and access requirements. The current phase-in schedule, promulgated on 16 April 1999, generally provides that an alternative trading system must comply with the public display and access requirements with respect to 50 Nasdaq securities chosen by the SEC by 23 August 1999; with respect to a total of 50% of Nasdaq securities by 28 September 1999; with respect to a total of 75% of Nasdaq securities by 25 April 2000; and with respect to a total of 100% of Nasdaq securities by 20 June 2000.

Implementation of Regulation ATS may have a significant impact on Instinet"s business. Mandatory order display will result in an increased volume of message traffic, with resulting additional costs associated with increasing network capacity. Implementation of the Regulation has also required functional modifications to Instinet Corporation's systems and its customers' interfaces.

SEC RULES ON ECN USAGE
Reuters and Instinet Corporation continue to monitor the operation of SEC rules governing electronic communications networks (ECNs).

Most recently, by letter dated 19 February 1999, the SEC Division of Market Regulation issued an extension, until 20 August 1999, of the Division's no-action position verifying Instinet Corporation's status as an ECN. The division continues to condition its position upon, among other things, Instinet Corporation's representation that it has sufficient capacity to handle the volume of trading reasonably anticipated. Reuters has no reason at this time to believe that Instinet Corporation will not be able to continue to meet its obligations as an ECN under currently applicable SEC rules, although Instinet's status could be adversely affected by the implementation of Regulation ATS, as described above.

NASD INITIATIVES
The US National Association of Securities Dealers, Inc. (NASD), which oversees the activities of US broker-dealers and also operates and regulates the primary market for the trading of Nasdaq securities, is considering a number of changes to the Nasdaq marketplace.

Some of these changes could effectively limit the fees that Instinet is permitted to charge market participants that access its order flow reflected in the public quotation, enhance the ability of market makers and the NASD to directly compete with Instinet or otherwise have a significant impact on Instinet's business. Each of the NASD's proposals must be approved by the SEC. At this time Reuters is unable to predict whether, when or in what form any of the NASD"s proposals will be approved or implemented, or the impact that any such implementation would have on Instinet Corporation's business.

FURTHER REGULATION OF TRANSACTION PRODUCTS
The increasing use of electronic systems as alternatives to traditional exchange and over-the-counter trading has led authorities in several jurisdictions to explore various methods of regulating such systems, including the SEC rules described below, implementation of which could impact Instinet and other transaction products offered by Reuters from time to time.

KEY SUPPLIERS
Reuters is reasonably dependent on certain hardware and software suppliers, although alternative sources could be found if the need arose. The main suppliers are Intel Corporation, Microsoft Corporation, Compaq Computer Corporation and NCR Corporation.

NETWORKS AND SYSTEMS
Reuters networks and systems risk being impacted by a catastrophic failure of long or short duration due to factors beyond its control. Reuters seeks over time to minimise these risks as far as commercially reasonable by, inter alia, security controls, systems and communications redundancy and elimination of single points of failure where feasible.

INTERNET
The availability of the public Internet and internet technology is reducing barriers to entry for new information providers, creating additional competition and new price/cost dynamics in the industry. It may also increase the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a new publishing medium, it will also create new outlets for content providers.

GEOGRAPHICAL OPERATIONS
Reuters may suffer discriminatory tariffs or other forms of government intervention due to the nature of its editorial and other reporting activities.

GENERAL STATISTICS



                                          JUNE         DECEMBER           %           JUNE          % CHANGE
                                          1999           1998          CHANGE         1998        JUNE 1999 TO
                                                                                                   JUNE 1998
--------------------------------------------------------------------------------------------------------------
Total subscriber locations (000s)          57.7          57.9             0%           57.2             1%
--------------------------------------------------------------------------------------------------------------

Information sources:
Contributors                              5,008         4,982             1%          4,923             2%
Markets reported in real time               282           267             6%            292            (3%)
Journalists                               1,946         2,072            (6%)         2,035            (4%)
Bureaux                                     183           182             1%            169             8%
--------------------------------------------------------------------------------------------------------------

Infrastructure:
Countries in which services
distributed                                 157           157             0%            163            (4%)
Countries with offices                       95            96            (1%)            91            (4%)
Cities                                      212           218            (3%)           215            (1%)
--------------------------------------------------------------------------------------------------------------

Staff numbers                            16,898        16,938             0%         16,699             1%
--------------------------------------------------------------------------------------------------------------



FINANCIAL RATIOS
                                                     JUNE     DECEMBER     JUNE
                                                     1999       1998       1998
--------------------------------------------------------------------------------

Operating margin                                     17.8%      18.2%      19.1%
Pre-tax margin                                       19.2%      19.1%      20.2%
Post-tax margin                                      12.9%      12.7%      13.4%
EBITDA margin                                        29.5%      30.6%      31.9%
Earnings per share                                   14.3p      26.7p      13.3p
Free cash flow per ordinary share                    16.6p      34.1p      13.6p
Book value per ordinary share                        35.8p      23.3p      21.4p
Return on tangible fixed assets                      53.8%      48.2%      48.6%
Return on equity                                     97.1%      78.5%      61.7%

The financial ratios are derived from UK GAAP data.

                                                                      continued/

The definitions applied to each of the financial ratios are as follows:

EBITDA margin represents operating earnings before interest, taxation, depreciation and amortisation of goodwill as a percentage of turnover.

Free cash flow per ordinary share represents operating cash flow, net interest and other investment income received less tax paid and expenditure on tangible fixed assets divided by the weighted average number of shares.

Book value per ordinary share represents adjusted shareholders' equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs. Adjusted shareholders' equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

Return on tangible fixed assets represents the annualised profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two.

Return on equity represents annualised profit attributable to ordinary shareholders divided by the average adjusted shareholders' equity. In 1998 a weighted average has been used to reflect the capital reorganisation (annualised).

FOR FURTHER INFORMATION PLEASE CONTACT:


LONDON

GEOFF WICKS
DIRECTOR, CORPORATE RELATIONS
TEL:  0171 542 3717 OR 0171 542 8666

OR

PETER THOMAS
DIRECTOR, MEDIA RELATIONS
TEL:  0171 542 7094 OR 0171 542 4890



NEW YORK

NANCY BOBROWITZ
VICE PRESIDENT, INVESTOR RELATIONS
TEL:  212 603 3345 OR 212 603 3244

OR

ROBERT CROOKE
VICE PRESIDENT, MEDIA RELATIONS
TEL:  212 603 3587













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